SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                              MONARCH AVALON, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.25 per share
                         (Title of Class of Securities)

                                    609020102
                                 (CUSIP Number)

                           Michael W. Conron, Esquire
                        Venable, Baetjer and Howard, LLP
                      1800 Mercantile Bank & Trust Building
                                 2 Hopkins Plaza
                              Baltimore, MD  21201
                                 (410) 244-7608
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 609020102     13D

1.   NAME OF REPORTING PERSON:  Jackson Y. Dott

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY):  UNDISCLOSED

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]
                                                       (b)[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS: Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

  NUMBER OF
               7.  SOLE VOTING POWER: -0- shares
   SHARES

BENEFICIALLY
               8.  SHARED VOTING POWER: 467,529 shares
  OWNED BY

    EACH
               9.  SOLE DISPOSITIVE POWER: -0- shares
  REPORTING


   PERSON      10.  SHARED DISPOSITIVE POWER: 467,529 shares

    WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 467,529 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     28.1%

14.  TYPE OF REPORTING PERSON:  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $.25 par value, ("Common Stock") of Monarch Avalon, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at 4517 Harford Road, Baltimore, MD 21204. The Issuer's telephone number is (410)254-9200.

Item 2.   Identity and Background.

     (a)  Mr. Jackson Y. Dott ("Mr. Dott")

     (b)  4517 Harford Road, Baltimore, MD  21214

     (c) President, Monarch Avalon, Inc., 4517 Harford Road, Baltimore, MD 21214, a company engaged in the manufacture and sale of board and computer games, the manufacture and sale of envelopes, commercial printing and the publication of a magazine.

     (d) Mr. Dott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

     (e) Mr. Dott has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (f)  Mr. Dott is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

Not Applicable

Item 4.   Purpose of Transaction.

(a) Except as set forth pursuant to Item 4(c) and as described in Item 6, Mr. Dott has not at the current time formulated any plans or proposals of the type referred to in clauses (a), (b), (d) through (f), or (h) through (j) of Item 4 of Schedule 13D.

(c) In connection with the sale by the Issuer of the assets of its games division, Mr. Dott has entered into a voting agreement (the "Voting Agreement") and irrevocable proxy (the "Irrevocable Proxy") as described in Item 6 that may be deemed to transfer shared beneficial ownership of the shares of Common Stock reported in this Schedule 13D to HIAC XII Corp., an indirect subsidiary of Hasbro, Inc. Pursuant to the Voting Agreement and Irrevocable Proxy, Mr. Dott has, with respect all shares of Common Stock reported on this Schedule 13D, agreed to vote, and has granted an irrevocable proxy to HIAC XII Corp. to vote,

(i) to approve the asset purchase agreement between the Issuer, HIAC XII Corp. and Hasbro, Inc., pursuant to which the Issuer has agreed to transfer substantially all the assets of the Issuer's games business to HIAC XII Corp. (the "Asset Purchase Agreement"), and the transactions contemplated thereby, and (ii) against any action or agreement that will result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Voting Agreement or the Asset Purchase Agreement.

(g) Pursuant to the Voting Agreement and Irrevocable Proxy, Mr. Dott has, with respect all shares of Common Stock reported on this Schedule 13D, agreed to vote, and has granted an irrevocable proxy to HIAC XII Corp. to vote, to approve an amendment to the Issuer's charter to change of the name of the Issuer to a name not including the word "Avalon."

Item 5.   Interest in Securities of the Issuer.

     (a) Aggregate Number of Shares of Common Stock: 467,529 shares*

               Percentage of Class: 28.1%**

* Number includes currently exercisable options to purchase up to 40,000 shares of Common Stock.

** Percentage calculation based on capitalization of Issuer set forth in Issuer's Report on Form 10-KSB dated April 30, 1998.

     (b) Voting power and disposition power with respect to all shares set forth in Item 5(a) is shared as described in Item 6 with HIAC XII Corp. HIAC XII Corp., a Delaware corporation, is an indirect subsidiary of Hasbro, Inc., a designer, manufacturer and marketer of toys, games, interactive software, puzzles and infant products. HIAC XII Corp.'s address is 1027 Newport Avenue, Pawtucket, RI 02862. Mr. Dott has no knowledge of facts pertaining to Items 2(d) and (e) of Schedule 13D with respect to HIAC XII Corp.

     (c) As discussed in Item 4 and Item 6, on August 3, 1998, Mr. Dott entered into the Voting Agreement and the Irrevocable Proxy with HIAC XII Corp. and Mr. A. Eric Dott, Mr. Dott's father and Chairman of the Issuer. Pursuant to such agreements, Mr. Dott agreed to share voting power and disposition power, as described in Item 6, with respect to all shares set forth in Item 5(a) with HIAC XII Corp. The consideration for Mr. Dott's agreement to enter into the Voting Agreement and the Irrevocable Proxy was HIAC XII Corp.'s agreement to enter into the Asset Purchase Agreement with the Issuer. Mr. Dott received no additional consideration.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the sale by the Issuer of the assets of its games division, Mr. Dott has entered into the Voting Agreement and the Irrevocable Proxy. Pursuant to the Voting Agreement and the Irrevocable Proxy and until the earlier to occur of the closing of the sale of the Issuer's games division pursuant to the Asset Purchase Agreement or the termination of the Asset Purchase Agreement, Mr. Dott has, with respect all shares of Common Stock reported on this Schedule 13D, agreed to vote, and has granted an irrevocable proxy to HIAC XII Corp. to vote:

          (i) to approve the Asset Purchase Agreement and the transactions contemplated thereby, including the change of the name of the Issuer to a name not including the word "Avalon";

          (ii) against any action or agreement that will result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Voting Agreement or the Asset Purchase Agreement; and

          (iii) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the games business, (B) a sale or transfer of the assets of the games business, other than in the ordinary course of business or pursuant to the Asset Purchase Agreement, or the issuance of any securities of the Issuer (except options to purchase Issuer Common Stock granted to directors of the Issuer and the related issuance of Issuer Common Stock upon exercise of such options in accordance with the terms thereof, provided, that after the approval of such options, the number of shares of the Issuer Common Stock outstanding plus the number of shares of Issuer Common Stock reserved for issuance pursuant to such options to directors shall be equal to the current number of shares of Issuer Common Stock outstanding plus the number of shares of Issuer Common Stock reserved for issuance pursuant to existing options to directors) or of any subsidiary holding or having any rights to any of the Assets, (C) any change in the executive officers or Board of Directors of the Issuer, (D) any change in the present corporate structure of the Issuer or the Business or (E) any action that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the approval of the Asset Purchase Agreement and the transactions contemplated by the Asset Purchase Agreement.

Mr. Dott has also agreed for the term of the Asset Purchase Agreement not to dispose of any shares of Common Stock reported on this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

Exhibit No.         Item

3.1            Irrevocable Proxy

3.2            Voting Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: August 7, 1998              /s/   Jackson Y. Dott
                                    ------------------------
                                          Jackson Y. Dott

                                  EXHIBIT INDEX

Exhibit No.         Item

3.1            Irrevocable Proxy

3.2            Voting Agreement